Exhibit 4.2

Incorporated in the Cayman Islands

Kuke Music Holding Limited

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
	Class A Ordinary	USD	0.001

Date of Record	Certificate Number	% Paid
100.00

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Director	Director / Secretary